NEWS RELEASE

PERPETUAL ENERGY INC.

TO ISSUE $150 MILLION OF SENIOR UNSECURED NOTES

Calgary, Alberta – March 1, 2011 (TSX:PMT) – Perpetual Energy Inc.  (“Perpetual” or the “Corporation”) is pleased to announce that it intends to issue $150 million of 7-year Senior Unsecured Notes (the “Notes”). The Notes will be direct senior unsecured obligations of Perpetual ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company. The Notes are being offered in each Province of Canada and in the United States on a private placement basis through a syndicate of investment dealers, without the filing of a prospectus or registration statement.

The net proceeds from the Notes offering will be used to repay existing indebtedness under Perpetual's existing credit facility. The offering will also provide Perpetual additional flexibility with respect to the maturity of its 6.50% convertible debentures due June 2012. Additional benefits to Perpetual include significant extension of the term of an additional one-third of its total debt and reduced exposure of its credit capacity to commodity prices, particularly near term weakness in natural gas prices. Pro forma for the Notes offering, Perpetual expects to be drawn approximately $70 million on its credit facility and approximately 70 percent of Perpetual’s total outstanding debt will have a term extending beyond 2014.

Closing is expected to occur on or about March 10, 2011 following a limited marketing process and determination of pricing.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from such registration requirements.  This news release does not constitute an offer to sell, or the solicitation of an offer to purchase, the Notes in the United States.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, completion of the offering, use of proceeds of the offering, and expected credit facility levels and term of outstanding debt. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in Paramount Energy Trust's MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual's management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor